

Mail Stop 3561

May 14, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Ricardo Figueiredo Bomeny
Acting Chief Financial Officer
Brazil Fast Food Corp.
Rua Voluntários da Pátria 89, 9o andar
Botafogo, CEP 22.270-010, Rio de Janeiro, Brazil

      Re: **Brazil Fast Food Corp.**
              Form 10-K for the Year Ended December 31, 2006
              File No. 000-23278

Dear Mr. Bomeny:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2006</u>

<u>Management's Discussion and Analysis</u>

Results of Operations

Other Operating (Expenses)/Income, page 22

1. We note your disclosure here that, despite improving the collection rate from your franchisees during 2005, you had to write-off approximately R$1.1 million of credit card receivables due to "accumulated administration fees," which were not previously recorded. Please explain to us the facts and circumstances surrounding the recognition of these accumulated administration fees, including the nature and origin of the costs, the periods to which they relate, the amount related to each period, why they were not previously recognized, and why you believe it is appropriate to recognize a cumulative adjustment and not restate the applicable periods. Include in your response a materiality assessment performed in accordance with SAB 99.

Liquidity and Capital Resources

2. Please revise your disclosure to discuss your negative working capital position as a known trend. This disclosure should include the facts and circumstances in both your business and the industry that may lead to such a position. Refer to Item 303(a)(1) of Regulation S-K.

Financial Statements

Consolidated Statements of Income

3. We note that you have altered the presentation in your selected financial data for consistency with the presentation on the face of your consolidated statements of income. As stated in our previous comment 4 in our letter of June 6, 2005, we believe that your income statement format should comply more closely with the guidance set forth in Rule 5-03 of Regulation S-X. Specifically, we would generally expect to see a total for net sales and gross revenues presented, as specified by Rule 5-03 (b) (1). Your various operating costs and expenses should follow. We believe that a format more comparable to the 2004 presentation of selected financial data is more appropriate. Please revise your financial statements or tell us in your response why such a revision in not required. Please continue to note that we will not object if you wish to *augment* your MD&A to also include a separate discussion of the impact of your franchise operations where you believe the information would be appropriate to an understanding of your business.

4. As a related matter, please explain to us why you have not considered exclusivity agreements as a revenue item and why the components of "other" that appear to relate to certain other income statement line items have not been included as part of

those captions. Address in your response each line item presented in the table on
page 20. For example, please explain why none of the components of the line item
"Reassessed Tax and Other Tax Adjustments" are considered to be income tax items.

Note 2 – Summary of Significant Accounting Policies

Marketing Expense, Marketing Fund, and Advertising Expenses, page F-10

5. We note your disclosure here and on page 21 that you recognize your "own"
marketing expense as incurred, but you do not address your policy for franchisee
financed marketing expense. We also note that your income statement line item
relating to marketing expense is called "Marketing (Expenses)/Income." Please
explain to us how you record marketing expenses incurred on behalf of your
franchises, and how such expenditures relate to your recognition of marketing fees
charged to such franchises.

6. Please explain to us how you have considered the "non-invested marketing fund" in
your income statement. Specifically address in your response why you have recorded
the balance of the unused funds in your balance sheet as accounts payable and
accrued expenses, and why you consider these items liabilities if the reserve is to
finance marketing campaigns in the following year. In this regard, we assume that
you conduct and pay for all of the marketing campaigns and that you do not
reimburse the franchisees for marketing expenditures they have incurred on their
own. Please confirm or advise.

Note 9 – Taxation, page F-16

7. We note your disclosure here and within MD&A that you determine your valuation
allowance by evaluation of *net* deferred tax assets. Paragraph 17 of SFAS 109
requires the measurement of *total* deferred tax assets, and the reduction of such *total*
by a valuation allowance in the amount determined by the procedures governed by
paragraph 21 of SFAS 109. Please confirm to us and revise your disclosure
throughout your filing to indicate that you have assessed the valuation allowance
based on *total* deferred tax assets, and not deferred tax assets *net* of deferred tax
liabilities, or reperform your evaluation of the realization of total deferred tax assets
and revise your document, as appropriate.

8. As a related matter, please revise your disclosure on page 20 within MD&A to
indicate that deferred tax assets were recorded, but reduced by a valuation allowance.
Currently your disclosure in MD&A appears to indicate that no deferred tax assets
were recorded until the current year, while your financial statement disclosure

appears to indicate that a valuation allowance on recorded deferred tax assets was de-recognized.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief